UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2016

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: October 31, 2016	By:	/s/ M.K. Koo
Name: M. K. Koo
Title: Executive Chairman

THIRD QUARTER NEWS RELEASE
Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q3 2016 Results

SHENZHEN, PRC – October 31, 2016 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the third quarter ended September 30, 2016.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine months Results
	Q3 2016	Q3 2015	YoY(%)(c)	9M 2016	9M 2015	YoY(%)(c)
Operation income	$614	$689	(11)	$1,905	$2,305	(17)
Net operation income	$614	$215	186	$1,165	$820	42
% of operation income	100.0%	31.2%		61.2%	35.6%
Operating loss	$(1,651)	$(2,983)	—	$(5,176)	$(8,137)	—
% of operation income	(268.9%)	(432.9%)		(271.7%)	(353.0%)
per share (diluted)	$(0.04)	$(0.08)	—	$(0.14)	$(0.20)	—
Net loss (a) (b)	$(1,315)	$(8,954)	—	$(4,299)	$(8,159)	—
% of operation income	(214.2%)	(1,299.6%)		(225.7)%	(354.0%)
Basic loss per share	$(0.04)	$(0.23)	—	$(0.12)	$(0.20)	—
Diluted loss per share	$(0.04)	$(0.23)	—	$(0.12)	$(0.20)	—
Weighted average number of shares (’000)
Basic	36,847	39,589		36,749	41,644
Diluted	36,847	39,589		36,749	41,644

Notes:

(a)	Net loss for the three months ended September 30, 2016 mainly included exchange loss of $0.8 million as a result of the depreciation of Renminbi against US dollar in Q3 2016 and general and administrative expenses of $2.3 million, but partly offset by the interest income of $1.3 million earned from time deposits and net operation income of $0.6 million.
(b)	Net loss for the nine months ended September 30, 2016 mainly included the general and administrative expenses of $6.3 million and exchange loss of $3.1 million as a result of the depreciation of Renminbi against US dollar during the nine months ended September 30, 2016, but partly offset by the interest income of $4.2 million earned from time deposits and net operation income of $1.2 million.
(c)	Percentage change is not applicable if either of the two periods contains a loss.
(d)	Capitalization on project investment was $1.5 million for Q3 2016, totaling $4.8 million for the nine months ended September 30, 2016, and our accumulated project investment was $37.8 million up to September 30, 2016, which was recorded under the account of real estate properties under development in the balance sheet as at September 30, 2016.
(e)	This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of Q3 2016 on page 7, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2016

Key Highlights of Financial Position

	As at September 30,		As at December 31,	As at September 30,
	2016		2015	2015
Cash, cash equivalents and short term investments	$192.1 million	(a)	$207.4 million	$212.3 million
Ratio of cash(b) to current liabilities	77.78		35.06	82.73
Current ratio	87.42		39.30	93.14
Ratio of total assets to total liabilities	104.31		45.90	108.71
Return on equity	(2.2%)		(4.5%)	(3.7%)
Ratio of total liabilities to total equity	0.01		0.02	0.01

Notes:

(a)	As compared with December 31, 2015, the decrease of $15.3 million in the cash, cash equivalents and short term investments was mainly due to the payments of $6.3 million for the Company’s share repurchase program and $4.7 million for a land development project which to be recorded under the account of real estate properties under development in the balance sheet as at September 30, 2016.
(b)	Cash in the financial ratio included cash, cash equivalents and short term investments in the amount of $192.1 million, $207.4 million and $212.3 million as at September 30, 2016, December 31, 2015 and September 30, 2015, respectively.

OPERATING RESULTS

Operation income for the third quarter of 2016 and the same quarter of last year were derived from properties and lands located in Shenzhen. Operating loss for the third quarter of 2016 was $1.7 million, a decrease of $1.3 million, compared to operating loss of $3.0 million in the third quarter of 2015. Operating loss for the nine months ended September 30, 2016 was $5.2 million, a decrease of $2.9 million, compared to operating loss of $8.1 million for the same period in 2015. The rental agreement with an external lessee on the Guangming land ended in the second quarter of 2015 as the lease term expired. As such, from the third quarter of 2015 onwards, the operation income was reduced.

Net loss for the third quarter of 2016 was $1.3 million and mainly represented exchange loss of $0.8 million as a result of the depreciation of Renminbi against US dollar in the third quarter of 2016 and general and administrative expenses of $2.3 million, but partly offset by the interest income of $1.3 million earned from time deposits and net operation income of $0.6 million, or loss of $0.04 per diluted share. Compared to the financial results for the same periods in 2015, the net loss for the same quarter of 2015 of $9.0 million that mainly represented exchange loss of $7.7 million as a result of the depreciation of Renminbi against US dollar in the third quarter of 2015 and general and administrative expenses of $3.2 million, but partly offset by the interest income of $1.9 million earned from time deposits and net operation income of $0.2 million, or loss of $0.23 per diluted share.

Net loss for the nine months ended September 30, 2016 was $4.3 million and mainly included general and administrative expenses of $6.3 million and exchange loss of $3.1 million as a result of the depreciation of Renminbi against US dollar during the nine months ended September 30, 2016, but partly offset by the interest income of $4.2 million earned from time deposits and net operation income of $1.2 million, or loss of $0.12 per diluted share. Compared to the financial results for the same periods in 2015, the net loss for the same period in 2015 of $8.2 million that mainly included general and administrative expenses of $9.0 million and exchange loss of $7.3 million as a result of the depreciation of Renminbi against US dollar during the nine months ended September 30, 2015, but partly offset by the interest income of $6.8 million earned from time deposits and net operation income of $0.8 million, or loss of $0.20 per diluted share.

Capitalization on project investment was $1.5 million for Q3 2016, totaling $4.8 million for the nine months ended September 30, 2016, and our accumulated project investment up to September 30, 2016 was $37.8 million, which is recorded under the account of real estate properties under development in the balance sheet as at September 30, 2016.

In the third quarter of 2016, 724,750 shares were repurchased by the Company from the open market with the average stock price of $8.47 per share and the total cost for such share repurchase is $6.3 million.

Our land development business is currently at the preparation stage where it takes time to apply for the relevant licenses from the PRC government. During this stage of the land development process, our only sources of income are limited deposit interest income and rental income; therefore, we expect to incur losses during this period of time.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q3 2016 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

Schedules of two projects in Shenzhen

With respect to the development of “Inno Park” and “ Inno City” in Shenzhen, the construction permit application processes have been proceeding smoothly, and every related step is on schedule and within the Company’s control.

As part of our preparation for the development of “Inno Park”, the Architectural Schematic Design was approved by the District Planning Bureau on September 20, 2016, and our internal team is working closely with the external project management company (WSP Parsons Brinckerhoff), quantity surveyor (Currie & Brown) and architectural design firm (Ronald Lu and Partners) on the design development for the application of the third permit “Planning Permit of Construction Engineering”, which is expected to be obtained by July 2017 as scheduled.

As part of our preparation for the development of “Inno City”, the Company has started selecting the architectural design firm, which is expected to be engaged and the design work to commence before June 2017.

In accordance with the current plan, the construction of “Inno Park” is expected to commence before June 2017, and the construction of “Inno City” is expected to commence before September 2019.

A summary of our planned gross floor area and budgetary estimate of the two land parcels in Shenzhen are as follows:

	Inno Park Shenzhen, Guangming (Approved)		Inno City Shenzhen, Gushu (Planned)
Plot ratios	2.59		6.00
Gross floor area (“GFA”) sq meters	Office	175, 406	Office	93,930
	Apartment	61,000	Apartment+Soho	142,230
	Commercial	28,594	Commercial	25,000
	Other	4,159.13	Other	7,200
	269,159.13		268,360
Underground floor area sq meters	66,649.23		80,000
Total CFA ( construction floor area) sq meters	335,808.36		348,360
Budgetary Estimate	$ 310 million (2.1 billion RMB)		$ 370 million (2.5 billion RMB)

Please note that the eventual plot ratio and GFA for “Inno City” could be different from the above, and are subject to the final approval of the relevant authorities in China. Accordingly, the detailed budget for “Inno Park” will be subject to adjustment due to the development of the design, and the budgetary estimate for “Inno City” is just a rough budget based on the current market positioning of the project, which will be re-estimated after the plot ratio and GFA are approved by the relevant authorities and the master layout plan is finalized.

“Inno City” is listed by the PRC government as the Major Construction Project of Shenzhen City in 2016, and “Inno Park” is listed by the PRC government as the Major Construction Project of Guangming District in 2016, which means the relevant authorities of the local governments will provide full support for the permit application of “Inno City” and the “Inno Park”.

Real Estate Market Conditions in China

According to the latest data announced by National Bureau of Statistics on October 21, 2016, the average price of new homes in 70 major cities rose 9.0 percent year-on-year in September, from 7.3 percent in August, while the price of new homes in Shenzhen City rose 34.1 percent. And, more than 91.4 percent of the cities saw prices rise on a monthly basis.

Nevertheless, the surge in both China property prices and transaction volume has made the overheating real estate market a major uncertainty in the Chinese economy in the fourth quarter of 2016. During the October 1st Golden Week, the PRC government implemented purchase restriction measures in Beijing, Shanghai, Guangzhou, Shenzhen and some tier 2 cities. If the restriction measures were to expand further, the property market in China may cool for a period of time. Meanwhile, the PRC government also took some measures to control its credit growth to promote the healthy development of the property market.

“Inno City” is situated besides National Road 107, which is planned to be the main municipal thoroughfare of Shenzhen City named as “Golden Business Belt”, with a subway to be built underground. The re-construction of National Road 107 is listed on the 13th Five-Year (2016-2020) Plan of Shenzhen City’s comprehensive transport plan, which will commence in the beginning of 2018.

As some news reported, the supply of land plots for commercial residences is limited in first- and second-tier cities, as demand for apartments is substantial and urbanization will be an unavoidable trend in the coming years, especially in Shenzhen City, where value of land will rise due to an increasing population and limited land resources.

As for our Wuxi plant, the factory building continues to be listed for sale and we still expect it to be sold by 2017.

We currently derive a majority of our income from rental and interest income. Since the beginning of 2016, we have seen a stabilizing trend on the benchmark interest rates in China. However, due to the current economic conditions in China, we expect the People’s Bank of China (“PBOC”) to keep Renminbi-denominated official time deposit interest rates in China at a low level throughout 2016. With this lower interest rate and rental income, we expect to continue to incur operating losses in 2016 and beyond.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi-denominated assets to US dollar for our reporting purposes has resulted in foreign exchange loss in this quarter. As such, we do expect to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against the US dollar. Nevertheless, as a majority of our payments are in Renminbi, we also do not expect the movement of Renminbi against the US dollar to adversely impact our business.

As of September 30, 2016, we have a total cash balance of $192.1 million and no debt. With our current cash position, we believe our finances remain healthy to fund the initial stages of these property development projects within the coming two years. All of our land development related applications are subject to government policies and regulations in the real estate market. As this is our first venture into the land development projects after the cessation of our LCM business, we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen. As we are currently in the planning stage of our property projects, and can only generate limited income from deposit interest income and rental income, we will continue to record operating losses. Cash on hand are expected to drop continuously, but most of the expenses incurred will be for project development, which will be capitalized as real estate properties under development (non-current asset) on our balance sheet. For more information on risks in our business, please refer to the Risk Factors section of our 2015 Annual Report on Form 20-F as filed with the SEC and on our website.

According to our project development plan, project investment for Q4 2016 is estimated to be $2.2 million, and project investment for the year of 2017 is estimated to be $30.8 million.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

SHARE REPURCHASE PROGRAM

The share repurchase program previously announced on August 22, 2016 commenced on September 3, 2016 and completed on September 30, 2016, 724,750 shares were repurchased by the Company from the open market with the average stock price of $8.47 per share, and the total cost for such share repurchase was $6.3 million. For more information specific to this program, please refer to the Form 6-K as filed with the SEC and press release uploaded on our corporate website on this matter.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2016 AND 2017

As announced on December 23, 2015, the Company has set the payment schedule of quarterly dividends for 2016. The dividend for Q4 2016 was paid on October 20, 2016.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2016.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2016	December 31, 2015	January 15, 2016	$0.02	PAID
Q2 2016	March 31, 2016	April 15, 2016	$0.02	PAID
Q3 2016	June 30, 2016	July 20, 2016	$0.02	PAID
Q4 2016	September 30, 2016	October 20, 2016	$0.02	PAID

Total for Full Year 2016			$0.08

The Company announced today that the Board approved to increase the annual dividend of 2017 to 0.28 ($0.07 x 4 quarters) from $0.08 ($0.02 x 4 quarters) of 2016 per outstanding share of the Company’s common stock, effective from the first quarter of 2017. After extensive review, the Board determined that the distribution of an annual dividend of $ 0.28, which further enhances our dividend distribution program at a competitive level, is a prudent measure, in view of the fact that 1) the property market in China, especially in Shenzhen, is booming with stable growth in the following years, we believe that the development of the two land parcels will be successful with reasonable and satisfactory profits in the future; and 2) we have sufficient cash on hand for the next two years, especially with support from banks for the land development. The Company recognizes the importance of dividends to our shareholders and the significance of this decision, and believes it is the right action at this time given the highly competitive market environment to further strengthen the Company for the long-term, while still providing an attractive dividend.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2017	December 31, 2016	January 20, 2017	$0.07
Q2 2017	March 31, 2017	April 20, 2017	$0.07
Q3 2017	June 30, 2017	July 20, 2017	$0.07
Q4 2017	September 30, 2017	October 20, 2017	$0.07

Total for Full Year 2017			$0.28

The Company’s decision to continue making the dividend payments in 2017 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends after 2017 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business operations and transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2017, and we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR Q4 2016 AND 2017

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2016 to release the quarterly financial results for 2017. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results
Quarter	Date of release
Q4 2016	January 23, 2017 (Monday)
Q1 2017	May 2, 2017 (Tuesday)
Q2 2017	July 31, 2017 (Monday)
Q3 2017	October 30, 2017 (Monday)
Q4 2017	January 30, 2018 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2016 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depends upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2016, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer. We hold two parcels of land located in Gushu and Guangming, Shenzhen, China. , We are converting these two parcels of land that formally housed the manufacturing facilities of our prior businesses into high-end commercial complexes. We expect our principal income in the future will be derived from rental income from these commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(In Thousands of US dollars except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Operation income (1)	$614	$689	$1,905	$2,305
Operation expense	—	474	740	1,485

Net operation income	614	215	1,165	820
Costs and expenses
General and administrative expenses	2,265	3,198	6,341	8,957

	2,265	3,198	6,341	8,957
Operating loss	(1,651)	(2,983)	(5,176)	(8,137)
Other expenses, net(2)	(925)	(7,818)	(3,274)	(6,436)
Interest income	1,261	1,947	4,151	6,774
Interest expenses	—	(100)	—	(360)

Loss before income tax	(1,315)	(8,954)	(4,299)	(8,159)

Consolidated loss	(1,315)	(8,954)	(4,299)	(8,159)
Other comprehensive income	—	—	—	—

Consolidated comprehensive loss (3)	$(1,315)	$(8,954)	$(4,299)	$(8,159)

Loss per share
Basic	$(0.04)	$(0.23)	$(0.12)	$(0.20)
Diluted	$(0.04)	$(0.23)	$(0.12)	$(0.20)
Weighted average number of shares (’000)
Basic	36,847	39,589	36,749	41,644
Diluted	36,847	39,589	36,749	41,644

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee with a term of three and a half years since May 2014.
(2)	Other expenses, net, included exchange loss of $0.8 million and loss from Wuxi operations of $0.2 million for the three months ended September 30, 2016.
(3)	Consolidated comprehensive loss for the three months ended September 30, 2016 mainly included exchange loss of $0.8 million as a result of the depreciation of Renminbi against US dollar in the third quarter of 2016 and general and administrative expenses of $2.3 million, partly offset by the interest income earned from time deposits of $1.3 million and net operation income of $0.6 million.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS AT SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(In Thousands of US dollars)

	September 30,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents(1)	$89,539	$157,371
Short term investments(1)	102,569	49,983
Prepaid expenses and other receivables (3)	4,106	3,472
Finance lease receivable – current	—	1,403
Assets held for sale	19,708	20,254

Total current assets	215,922	232,483

Real estate properties under development, net(2) (3)	37,783	35,298
Property, plant and equipment, net(3)	3,835	3,586
Other assets(3)	105	113

Total assets	$257,645	$271,480

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable(3)	$593	$252
Accrued expenses and other payables(3)	1,148	2,727
Dividend payable	729	2,936

Total current liabilities	2,470	5,915

EQUITY
Shareholders’ equity:
Common shares	364	367
Additional paid-in capital	241,106	243,280
Retained earnings	22,049	26,343
Accumulated other comprehensive loss(4)	(8,344)	(4,425)

Total shareholders’ equity	255,175	265,565

Total liabilities and shareholders’ equity	$257,645	$271,480

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $102.6 million and $50.0 million as at September 30, 2016 and December 31, 2015, respectively, are not classified as cash and cash equivalents but are separately disclosed as short term investments in the balance sheet.
(2)	Capitalization on project investment was $1.5 million for Q3 2016, $4.8 million for the nine months ended September 30, 2016, and our accumulated project investment was $37.8 million up to September 30, 2016.
(3)	Certain comparative amounts have been reclassified to conform with the current period’s presentation and disclosure.
(4)	Accumulated other comprehensive loss represented foreign currency translation adjustment.

NAM TAI PROPERTY INC.

CONSENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(In Thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net loss	$(1,315)	$(8,954)	$(4,299)	$(8,159)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	86	1,048	1,755	3,156
Gain on disposal of property, plant and equipment and land use right	(7)	(1)	(14)	(32)
Gain on disposal of idle property, plant and equipment	(8)	—	(8)	(106)
Share-based compensation expenses	381	—	647	378
Unrealized exchange (gain) loss	(1,251)	2,294	122	463
Changes in current assets and liabilities:
(Increase) Decrease in prepaid expenses and other receivables	(801)	830	(656)	1,613
Decrease in accounts payable(1)	(287)	—	—	—
Decrease in accrued expenses and other payables(1)	(356)	(165)	(1,539)	(5,774)

Total adjustments	(2,243)	4,006	307	(302)

Net cash used in operating activities	$(3,558)	$(4,948)	$(3,992)	$(8,461)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment of real estate properties under development(1)	$(1,419)	$(456)	$(4,674)	$(1,244)
Purchase of property, plant & equipment(1)	(109)	(433)	(525)	(345)
Decrease (increase) in deposits for real estate properties under development(1)	7	(539)	283	(539)
Increase in deposits for purchase of property, plant and equipment(1)	117	—	4	—
Proceeds from disposal of property, plant and equipment and land use right	7	—	14	1,716
Proceeds from disposal of idle property, plant and equipment	8	—	8	106
Cash received from finance lease receivable	—	881	1,371	2,849
(Increase) decrease in short term investments	(48,726)	41,800	(52,620)	60,956

Net cash (used in) provided by investing activities	$(50,115)	$41,253	$(56,139)	$63,499

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(734)	$(793)	$(2,202)	$(2,497)
Proceeds from options exercise	3,289	3,996	3,289	3,996
Share repurchase program	(6,259)	(19,965)	(6,259)	(36,548)
Proceeds from short term bank borrowing	—	37,432	—	92,432
Repayment of short term bank borrowing	—	(92,432)	—	(132,432)

Net cash used in financing activities	$(3,704)	$(71,762)	$(5,172)	$(75,049)

Net decrease in cash and cash equivalents	$(57,377)	$(35,457)	$(65,303)	$(20,011)
Cash and cash equivalents at beginning of period	145,887	232,464	157,371	212,760
Effect of exchange rate changes on cash and cash equivalents and short term investments	1,029	(9,015)	(2,529)	(4,757)

Cash and cash equivalents at end of period	$89,539	$187,992	$89,539	$187,992

Note:

(1)	Certain comparative amounts have been reclassified to conform with the current period’s presentation and disclosure.

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(In Thousands of US dollars)

1.	These financial statements, including the consolidated balance sheet as of December 31, 2015, which was derived from audited financial statements, do not include all of the information and notes required by U.S. generally accepted accounting principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015.

2.	In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year.

3.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive loss was $1,315 and $8,954 for the three months ended September 30, 2016 and 2015, respectively.

4.	A summary of the operation income, other expenses, net, net loss and long-lived assets by geographical areas is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
OPERATION INCOME WITHIN:
-PRC, excluding Hong Kong	$614	$689	$1,905	$2,305
OTHER EXPENSES, NET:
- Loss on exchange difference	$(776)	$(7,739)	$(3,093)	$(7,277)
- Interest income from finance lease receivable	—	65	16	263
- Gain on disposal of idle property, plant and equipment	8	—	8	106
- Loss from Wuxi operations	(166)	(206)	(470)	(408)
- Others	9	62	265	880

Total expenses, net	$(925)	$(7,818)	$(3,274)	$(6,436)

NET LOSS FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(362)	$(210)	$(1,960)	$105
- Hong Kong	(953)	(8,744)	(2,339)	(8,264)

Total net loss	$(1,315)	$(8,954)	$(4,299)	$(8,159)

	September 30, 2016	December 31, 2015
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$37,783	$35,298
- Property, plant and equipment in PRC, excluding Hong Kong	549	129
- Hong Kong	3,286	3,457

Total long-lived assets	$41,618	$38,884